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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934




                                 UNIVEC, INC.
                                 ------------
                               (Name of Issuer)

                        Common Stock. $0.001 par value
                        ------------------------------
                        (Title of Class of Securities)

                                  91335U 10 8
                                --------------
                                (CUSIP Number)

                               Jack Becker, Esq.
                            Snow Becker Krauss P.C.
                605 Third Avenue, New York, New York 10158-0125
                                (212) 687-3860
                -----------------------------------------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                 July 1, 1997
                                 ------------
            (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].



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                                 SCHEDULE 13D

CUSIP No 91335U 10 8                                           Page 2 of 4 Pages
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1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John Frank

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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]

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3)   SEC USE ONLY


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4)   SOURCE OF FUNDS

                                               PF
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5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                             [ ]

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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

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                             7)   SOLE VOTING POWER

                                              153,775
                             ---------------------------------------------------
NUMBER                       8)   SHARED VOTING POWER
OF SHARES
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH
REPORTING                                    153,775
PERSON WITH                  ---------------------------------------------------
                             10)  SHARED DISPOSITIVE POWER

                             ---------------------------------------------------
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    153,775
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                       [  ]

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        5.12%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
      IN


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                                                                     Page 3 of 4
Item  1. Security and Issuer.

         This Statement relates to shares of common stock, $0.001 par value (the "Common Stock"), of UNIVEC, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 Franklin Avenue, Garden City, New York 11530.

Item 2.  Identity and Background.

         (a) This Statement is filed on behalf of John Frank (the "Reporting Person").

         (b) The residence address of the Reporting Person is 74 Essex Road, Summit, New Jersey 07901.

         (c) The principal occupation of the Reporting Person is Chief Information Officer of the Hartford Steam Boiler Inspection and Insurance Company. The Reporting Person is a director of the Issuer.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On April 24, 1997, the date the Common Stock became registered under
Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Person owned 84,642 shares of Common Shares, plus options to purchase 22,236 shares of Common Stock, exercisable at any time prior to February 22, 1999, at an exercise price of $3.50 per share, of which he is deemed to be the beneficial owner under Rule 13d-3 promulgated pursuant to the Exchange Act. The Reporting Person acquired 34,397 shares of Common Stock on May 2, 1997 in exchange for the cancellation of $120,390 payable to him (at a conversion rate of $3.50 per share, the initial public offering price per share of Common Stock) and 12,500 shares of Common Stock (together with the 34,397 shares, the Additional Shares"), on July 1, 1997 in brokerage transactions effected on The Nasdaq SmallCap Market for a total purchase price of $31,250 ($2.50 per share).







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                                                                     Page 4 of 4

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the Additional Shares for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 153,775 shares of Common Stock, representing approximately 5.12% of the outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person has sole voting and dispositive power with respect to 153,775 shares of Common Stock.

         (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   /s/ John Frank
Dated: January 26, 1998                   --------------------------------------
                                                       John Frank